August 17, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Donahue

Re:	Beam Global
Registration Statement on Form S-3
Filed June 2, 2023
File No. 333-272396

Dear Ms. Donahue:

Beam Global (the “Company”) is submitting this letter in response to your comment letter dated July 31, 2023 (the “SEC Comment Letter”) which responded to the Company’s response in connection with the comment raised in the Staff’s letter to the Company dated June 29, 2023 regarding the Staff’s review of the above-referenced registration statement on Form S-3 filed by the Company. We have included the comment from the SEC Comment Letter in italics followed by our response. We welcome any questions you may have about our response.

Question No. 1:

We note your response to prior comment one and reissue it. Please revise your registration statement to disclose the material provisions of the credit facility and file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. In addition,

please confirm that you will revise future filings, including your Form 10-Q for the quarter ended June 30, 2023, to include this disclosure and exhibit. Finally, please tell us how you concluded that you were not required to disclose the credit facility in a filing on

Form 8-K, specifically addressing Item 2.03 thereof. In this regard, we note the

Instructions to Item 2.03 require disclosure where a facility “may give rise to direct financial obligations,” both with respect to the entering into of the facility and as direct financial obligations arise or are created under the facility, if and to the extent material to the registrant.

Response to Comment 1:

On August 14, 2023, the Company disclosed in its quarterly report for the period ending June 30, 2023 on Form 10-Q, the material provisions of the Agreement for Supply Chain Line of Credit (the “OCI Agreement”) entered into by and between the Company and OCI Limited (“OCI”) on March 14, 2023. The Company also filed the OCI Agreement as an exhibit to its Form 10-Q. The Company is in process of amending its registration statement on Form S-3 (333-272396) to disclose the material provisions of the OCI Agreement and will file the OCI Agreement as an exhibit thereto.

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The Company previously did not file the OCI Agreement under Item 2.03 of Form 8-K because it believed that the OCI Agreement did not and does not obligate the Company or OCI to perform any material obligations, and the OCI Agreement does not provide any material rights to either the Company or OCI against the other. In order for the Company to borrow under the OCI Agreement, the Company must provide OCI with additional information with respect to its request for a line of credit. These items include, among other things, the invoices underlying the accounts receivables owed to the Company, information about the payor of such accounts and the execution of additional agreements with respect to a drawdown. There is no obligation for the Company to submit a request for a line of credit and there is no obligation for OCI to provide such line of credit upon such request. Since there is no obligation or rights provided either to the Company or OCI, the OCI Agreement is not enforceable against the registrant. Instruction 1 to Item 2.03 of Form 8-K states: “A registrant has no obligation to disclose information under this Item 2.03 until the registrant enters into an agreement enforceable against the registrant, whether or not subject to conditions, under which the direct financial obligation arises or is created.”

Please feel free to contact the undersigned at (949) 939-0615, or the Company’s counsel, Jeff Pietsch, at Weintraub Tobin, (415) 772-9611, if you have any questions regarding the above responses to your comments.

Sincerely,

/s/ Kathy McDermott

Kathy McDermott, CFO

Beam Global

Cc: Jeff Pietsch, Esq.

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